                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001



                                                      CONTENTS

                                                                            Page

Statements of Income                                                         1

Balance Sheets                                                               2

Information Concerning Coal Washing Facility                                 3

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                                4

Statements of Cost of Operation                                              5

Price Per Ton of Coal Deliveries                                             6

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)
                                                                             Three
                                                                             Months
                                               Month Ended                   Ended
                                   ------------------------------------
                                   April 30,      May 31,      June 30,     June 30,
                                     2001          2001          2001         2001
                                   ---------      -------      --------     --------
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . . $782         $1,052         $840       $2,674

COST OF OPERATION. . . . . . . . . .  714          1,077          934        2,725
                                     ----         ------         ----       ------

OPERATING INCOME (LOSS). . . . . . .   68            (25)         (94)         (51)

NONOPERATING INCOME (LOSS) . . . . .  (86)            48          138          100
                                     ----         ------         ----       ------

INCOME (LOSS) BEFORE
  INTEREST CHARGES . . . . . . . . .  (18)            23           44           49

INTEREST CHARGES . . . . . . . . . .   -               5           30           35
                                     ----         ------         ----       ------

INCOME (LOSS) BEFORE FEDERAL
  INCOME TAXES . . . . . . . . . . .  (18)            18           14           14

FEDERAL INCOME TAX EXPENSE (CREDIT).  (24)            12            8           (4)
                                     ----         ------         ----       ------

NET INCOME . . . . . . . . . . . . . $  6         $    6         $  6       $   18
                                     ====         ======         ====       ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
                BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)
                                                April 30,      May 31,      June 30,
                                                  2001          2001          2001
                                                ---------      -------      --------
                                                           (in thousands)
ASSETS
------
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $2,284       $12,041        $2,283
  Accumulated Amortization. . . . . . . . . . .   1,482         1,881         1,596
                                                 ------       -------        ------
         NET MINING PLANT . . . . . . . . . . .     802        10,160           687
                                                 ------       -------        ------

OTHER PROPERTY AND INVESTMENTS. . . . . . . . .     180           169           163
                                                 ------       -------        ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .      27            37            38
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .      21            21            21
    Affiliated Companies. . . . . . . . . . . .     796         1,840           846
  Advances to Affiliates. . . . . . . . . . . .   1,645          -            1,383
  Materials and Supplies. . . . . . . . . . . .   1,073         1,071         1,039
  Other . . . . . . . . . . . . . . . . . . . .    -                1             1
                                                 ------       -------        ------
         TOTAL CURRENT ASSETS . . . . . . . . .   3,562         2,970         3,328
                                                 ------       -------        ------

DEFERRED INCOME TAXES . . . . . . . . . . . . .   1,070         1,086         1,104
                                                 ------       -------        ------
REGULATORY ASSETS . . . . . . . . . . . . . . .     197            89            85
                                                 ------       -------        ------
           TOTAL. . . . . . . . . . . . . . . .  $5,811       $14,474        $5,367
                                                 ======       =======        ======

CAPITALIZATION AND LIABILITIES
------------------------------
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100       $   100        $  100
  Paid-in Capital . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . .   1,053         1,059         1,065
                                                 ------       -------        ------
         TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,553         1,559         1,565
                                                 ------       -------        ------

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   2,262         2,124         2,135
                                                 ------       -------        ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .     139           101            92
    Affiliated Companies. . . . . . . . . . . .     401           412           317
    Advances from Affiliates. . . . . . . . . .    -            9,038          -
  Accrued Rentals . . . . . . . . . . . . . . .     290          -             -
  Other . . . . . . . . . . . . . . . . . . . .     932           789           803
                                                 ------       -------        ------
         TOTAL CURRENT LIABILITIES. . . . . . .   1,762        10,340         1,212
                                                 ------       -------        ------

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . .     158          -             -
                                                 ------       -------        -------

REGULATORY LIABILITIES & DEFERRED CREDITS . . .      76           451           455
                                                 ------       -------        ------

           TOTAL. . . . . . . . . . . . . . . .  $5,811       $14,474        $5,367
                                                 ======       =======        ======

                       CONESVILLE COAL PREPARATION COMPANY
                  INFORMATION CONCERNING COAL WASHING FACILITY
                       FOR THE QUARTER ENDED JUNE 30, 2001

LEASE BUYOUT, SALE AND LEASE-BACK

         In May 2001, the Company purchased the leased coal washing facility (the facility) from the lessor for $9.8 million. The purchase was largely financed by advances received from the American Electric Power System Money Pool (Money Pool).

         In June 2001, the Company sold the facility for $9.2 million, repaid the money pool advances and leased it back under a new 5-year operating lease which commenced on July 1, 2001. The facility was sold for net book value.

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
----------------               -------    -------    ------    ----------    ------
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 2001. . . . . . . . . .  157,925     22,145    135,780      $5.76      $  782
                               =======     ======    =======      =====      ======

May 2001. . . . . . . . . . .  257,034     40,465    216,569      $4.86      $1,052
                               =======     ======    =======      =====      ======

June 2001 . . . . . . . . . .  287,143     40,438    246,705      $3.40      $  840
                               =======     ======    =======      =====      ======


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001
                                                                              Three
                                                                              Months
                                               April       May      June      Ended
                                                2001      2001      2001     6/30/01
                                               -----      ----      ----     -------
                                                          (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $ 82     $   75      $ 80     $  237
Benefits-UMW* . . . . . . . . . . . . . . . .   159         99        94        352
Office Salaries and Benefits. . . . . . . . .   111        111        97        319
Operating Materials . . . . . . . . . . . . .    32         56        44        132
Maintenance - Materials and Services. . . . .    74         58       132        264
Electricity . . . . . . . . . . . . . . . . .    50         54        58        162
Other Billed Services . . . . . . . . . . . .    58         77       (16)       119
Rent. . . . . . . . . . . . . . . . . . . . .   292        (36)       37        293
Amortization of Deferred Gain on
  Sale of Plant . . . . . . . . . . . . . . .    20         -         -          20
Depreciation. . . . . . . . . . . . . . . . .    40        383       211        634
Cleaning Cost Normalization** . . . . . . . .  (255)       148       140         33
Other . . . . . . . . . . . . . . . . . . . .    51         52        57        160
                                               ----     ------      ----     ------

          Total . . . . . . . . . . . . . . .  $714     $1,077      $934     $2,725
                                               ====     ======      ====     ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2001


                                                        April        May       June
                                                         2001       2001       2001
                                                        -----       ----       ----
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $33.98 *   $33.87 *   $31.93 *
                                                        ======     ======     ======


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
           Columbus Southern  Power's Conesville Generating Plant.  These deliveries of  clean  coal  will  normally  consist of  coal cleaned from  beginning inventory as well as current month deliveries.




* Average price per ton.